March 3, 2026

Eric Alexander
Chief Financial Officer
U.S. Gold Corp
1910 East Idaho Street
Suite 102-Box 604
Elko, NV 89801

        Re: U.S. Gold Corp
            Form 10-K for the Fiscal Year ended April 30, 2025
            Filed July 29, 2025
            File No. 001-08266
Dear Eric Alexander:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation